Exhibit B

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the Registration Statement dated August 29, 2012 on Form F-3 of Petróleo Brasileiro S.A. - Petrobras of our report dated March 30, 2012, with respect to the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows of Petróleo Brasileiro S.A.- Petrobras and subsidiaries for the year ended December 31, 2011, which report appears in the report on Form 6K/A of Petróleo Brasileiro S.A.- Petrobras furnished to the SEC on March 10, 2014. We also consent to the reference to us as experts under the heading “Independent Registered Public Accounting Firm” in such Registration Statement.

March 10, 2014

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil